Feb. 19, 2009 05:00 UTC

Spring Creek Acquisition Corp. Announces Preliminary Unaudited Financial Results for AutoChina Group Inc.’s 2008 Fourth Quarter

Revenues to range between $110 and $115 million; Net income between $2.0 and $2.75 million

BEIJING--(BUSINESS WIRE)-- Spring Creek Acquisition Corp. (OTCBB: SCRQF, SCRWF, SCRUF) (“Spring Creek”) and privately-held AutoChina Group Inc. (“AutoChina”) today announced preliminary financial results for AutoChina’s 2008 fourth quarter.

AutoChina expects revenues for the 2008 fourth quarter ended December 31, 2008 to range between $110 million and $115 million, an increase of between 29 and 35%, compared to revenues of $85 million in the fourth quarter of 2007. Net income for the period is expected to range between $2.0 million and $2.75 million, as compared to net income of $2.5 million for the prior year period.

Mr. Yong Hui Li, Chairman and CEO of AutoChina, stated, “We continued to see strong growth in our passenger automobile sales business in the fourth quarter of 2008. This growth has continued into 2009, as we have seen positive trends on a macro-level. Passenger auto sales in China continue to remain strong when compared to the rest of the global economy, as evidenced by China becoming the largest global seller of automobiles in January 2009. January car sales in China increased by 4.4% over sales in December, partially as a result of tax incentives on cars with smaller engines as part of China’s half-trillion stimulus package. While still early in the year, we are confident that AutoChina will continue to see stable growth from our platform business.”

Mr. Li continued, “We also feel confident that our commercial vehicle segment will be a significant growth driver for AutoChina in 2009 and in future years. Our company has created a highly efficient and scalable business model with the ability to take advantage of an underserved market. We look forward to keeping you apprised of our progress.”

The results in this press release are preliminary, and are subject to final closing of the financial statements and completion of the annual audit of the Company's financial statements. On February 5, 2009, Spring Creek and AutoChina announced a definitive share exchange agreement whereby Spring Creek will issue 8.6 million ordinary shares in exchange for 100.0% of AutoChina, subject to Spring Creek shareholder approval.

About AutoChina

AutoChina is a leading one-stop commercial and consumer auto sales and financing company in China. Founded in 2005 by nationally recognized Chairman and CEO, Yong Hui Li, AutoChina operates in two primary business segments: commercial vehicle sales and financing and sales of branded passenger automobiles through its nationally recognized dealer network.

About Spring Creek Acquisition Corp.

Spring Creek Acquisition Corp., a Cayman Islands corporation, is a special purpose acquisition company formed for the purpose of acquiring an operating business having its primary business operations in the Greater China region. Spring Creek consummated its initial public offering on March 4, 2008 and generated aggregate gross proceeds of $41,400,000.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Spring Creek Acquisition Corporation, AutoChina Group Inc and their combined business after completion of the proposed transaction. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Spring Creek’s and AutoChina's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Continued compliance with government regulations;

•	Changing legislation or regulatory environments;

•	Requirements or changes affecting the businesses in which AutoChina is engaged;

•	Industry trends, including factors affecting supply and demand;

•	Labor and personnel relations;

•	Credit risks affecting AutoChina's revenue and profitability;

•	Changes in the automobile industry;

•	AutoChina’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;

•	Changing interpretations of generally accepted accounting principles;

•	General economic conditions; and

•	Other relevant risks detailed in Spring Creek’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks. Neither Spring Creek, nor AutoChina assumes any obligation to update the information contained in this press release.

Additional Information and Where to Find It

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities of the Company, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

In connection with the proposed transaction and required shareholder approval, Spring Creek will submit to the Securities and Exchange Commission a copy of its proxy statement under cover of a Form 6K, which proxy statement will be mailed to its shareholders. Spring Creek shareholders and other interested persons are urged to read the proxy statement and other relevant materials when they become available since they will contain important information about Spring Creek, AutoChina and the proposed transaction with AutoChina. Such persons can also read Spring Creek’s proxy statement for a description of the security holdings of the Spring Creek officers and directors and their respective interests in the successful consummation of the proposed transaction. The proxy statement will be mailed to shareholders as of a record date to be established for voting on the proposed transaction. Spring Creek shareholders may obtain a free copy of such filings at the Securities and Exchange Commission’s internet site (http://www.sec.gov). Copies of such filings can also be obtained, without charge, by directing a request to Spring Creek (10F, Room#1005, Fortune Int’l Building, No. 17, North DaLiuShu Road,Hai Dian District, Beijing 100081, People’s Republic of China). Such documents are not currently available.

Participants in Solicitation

Spring Creek and its directors and executive officers and AutoChina and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Spring Creek ordinary shares in respect of the proposed transaction. Information about the directors and executive officers is set forth in the proxy statement, which will be filed with the Securities and Exchange Commission under cover of a Form 6-K.

Contacts
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